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                                                                 Exhibit (a)(10)


                 INTEL CORPORATION AND DSP COMMUNICATIONS, INC.
                ANNOUNCE RECEIPT OF ISRAELI REGULATORY APPROVALS


     SANTA CLARA, Calif., Nov. 4, 1999 -- Intel Corporation and DSP Communications, Inc. (DSPC) announced today they have received the approval from the Israeli Office of the Chief Scientist for the indirect acquisition of DSPC's Israeli subsidiaries by Intel or an affiliated company, through the previously announced acquisition of DSPC by Intel.

In addition, the Investment Center of the Israeli Ministry of Industry and Trade notified DSPC that its approval is not required for the acquisition of DSPC by Intel, as this transaction does not result in a change in the direct ownership of DSPC's Israeli subsidiaries.

DSPC and Intel also announced they received approvals from the Director General of the Israeli Antitrust Authority, thereby completing all Israeli governmental approvals of the transaction.

As previously announced, on October 20, 1999, CWC Acquisition Corporation, a wholly owned subsidiary of Intel, commenced an all-cash tender offer for all of the shares of common stock of DSPC for $36.00 per share. The tender offer will expire at midnight, New York City time, on Wednesday, Nov. 17, 1999, unless the offer is extended. The companies anticipate they will have all the necessary regulatory clearances by Nov. 17.

Headquartered in Silicon Valley, DSPC is a leading independent developer and supplier of form-fit reference designs, chipsets and software to mobile phone manufacturers. DSPC develops, markets, licenses, and sells application specific integrated circuits (ASICs) based on digital signal processing (DSP) technology, software stacks, and reference design development kits for advanced wireless voice and data communications applications. DSPC wireless technology products support leading global standards for CDMA, TDMA, and PDC, and will also support emerging third generation (3G) standards such as Wideband CDMA and cdma2000. The company's customers include Cadence, Denso, Kenwood, Kyocera, Kokusai, Lucent Technologies, Motorola, NEC, Philips, Pioneer, SANYO, Sharp, and SK Teletech. DSPC maintains a presence worldwide with offices in the United States, Japan, Israel, and Canada. DSPC stock is traded on the New York Stock Exchange under the symbol DSP. For more information, please visit http://www.dspc.com.

Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom.


*Third party marks and brands are property of their respective holders.



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